
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 8, 2024


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In the Matter of

Birgo Reiturn Fund LLC	**ORDER DECLARING OFFERING**
848 W North Avenue	**STATEMENT ABANDONED UNDER THE**
Pittsburgh, PA 15233	**SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11783

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       Birgo Reiturn Fund LLC filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the post-qualification amendment to the offering statement be declared abandoned on March 8, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief